BMO Financial Group Reports Third Quarter 2020 Results

EARNINGS RELEASE

Financial Results Highlights

Third Quarter 2020 Compared With Third Quarter 2019:

•	Net income of $1,232 million, compared with $1,557 million; adjusted net income[1] of $1,259 million, compared with $1,582 million

•	Reported EPS[2] of $1.81, compared with $2.34; adjusted EPS[1,2] of $1.85, compared with $2.38

•	Revenue, net of CCPB[3], of $6,000 million, up 4%

•	Provision for credit losses (PCL) of $1,054 million, compared with $306 million; current quarter includes PCL on performing loans of $608 million

•	ROE of 9.4%, compared with 13.2%; adjusted ROE[1] of 9.6%, compared with 13.5%

•	Common Equity Tier 1 Ratio of 11.6%

•	Dividend of $1.06, unchanged from the prior quarter; up 3% from the prior year

Year-to-Date 2020 Compared With Year-to-Date 2019:

•	Net income of $3,513 million, compared with $4,564 million; adjusted net income[1] of $3,591 million, compared with $4,642 million

•	Reported EPS[2] of $5.18, compared with $6.88; adjusted EPS[1,2] of $5.30, compared with $7.00

•	Revenue, net of CCPB[3], of $17,492 million, up 3%

•	Provision for credit losses of $2,521 million, compared with $619 million, including year-to-date PCL on performing loans of $1,338 million

•	ROE of 9.3%, compared with 13.5%; adjusted ROE[1] of 9.5%, compared with 13.7%

Toronto, August 25, 2020 – For the third quarter ended July 31, 2020, BMO Financial Group recorded net income of $1,232 million or $1.81 per share on a reported basis, and net income of $1,259 million or $1.85 per share on an adjusted basis.

“For the third quarter, we delivered very good results in a fluid environment, demonstrating the continued strength and resiliency of our diversified business model. We produced adjusted earnings per share of $1.85, strong pre-provision pre-tax earnings(1) of $2.6 billion, up 12% year-over-year, and provided prudently for loan losses and demonstrated capital strength,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We entered the COVID-19 pandemic with momentum and in a position of strength and we have served our communities with consistent, safe and uninterrupted access to banking services and personalized financial advice. While the pandemic continues to have a serious disruptive impact causing lingering uncertainty and hardship for many, we are committed to standing by our customers and employees as we move into the next phase of the economic recovery.

“This quarter, we continued to deliver on our commitment to expense management, a critical and appropriate lever in the current environment. Expenses declined 2% from the prior quarter and year-over-year. Operating leverage for the quarter was 5.3% and year-to-date operating leverage was strong at 2.9%.

“We are moving forward with a strong foundation and good operating momentum, and are well positioned to withstand both economic headwinds and recovery. We will continue to provide unwavering support to our customers while delivering increased shareholder value through efficiency, discipline and a strong focus on our strategic goals,” concluded Mr. White.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)

All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)	On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

While COVID-19 continues to have an impact on the bank’s earnings in the current quarter, the bank’s operational performance remains good. Reported net income of $1,232 million and adjusted net income of $1,259 million were impacted by higher provisions for credit losses, which increased $748 million pre-tax, or $550 million after tax. Revenue increased in BMO Capital Markets, BMO Wealth Management and U.S. P&C, partially offset by a decrease in Canadian P&C and Corporate Services. We maintained a disciplined approach to expense management, with adjusted expenses decreasing 2% year-over-year. Overall results demonstrated the resiliency of our diversified earnings platform in a challenging environment.

Return on equity (ROE) was 9.4%, compared with 13.2% in the prior year, and adjusted ROE was 9.6%, compared with 13.5% in the prior year. Return on tangible common equity (ROTCE) and adjusted ROTCE were both 11.1% in the current quarter, compared with 15.8% on both a reported and an adjusted basis in the prior year.

Concurrent with the release of results, BMO announced a fourth quarter 2020 dividend of $1.06 per common share, unchanged from the prior quarter and up $0.03 per share or 3% from the prior year. The quarterly dividend of $1.06 per common share is equivalent to an annual dividend of $4.24 per common share.

The extent to which the COVID-19 pandemic impacts our business, results of operations, reputation and financial performance and condition, including our regulatory capital and liquidity ratios, and credit ratings, as well as its impact on our customers, competitors and trading exposures, and the potential for loss from higher credit, counterparty and mark-to-market losses, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope, severity and duration of the pandemic and actions taken by governmental and regulatory authorities, which could vary by country, and other third parties in response to the pandemic. The COVID-19 pandemic may also impact our ability to achieve, or the timing to achieve, certain previously announced targets, goals and objectives. Please refer to the Impact of COVID-19 and Risk Management sections.

Our complete Third Quarter 2020 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended July 31, 2020, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Third Quarter Operating Segment Overview

Canadian P&C

Reported and adjusted net income were $320 million, compared with reported net income of $650 million in the prior year, and adjusted net income of $651 million. Adjusted net income excludes the amortization of acquisition-related intangible assets. Net income was lower due to higher provisions for credit losses and lower revenue.

During the quarter, we were named the Best Commercial Bank in Canada by World Finance magazine for the sixth consecutive year, recognized for our achievements and innovations in the global banking industry. In addition, we launched enhancements to our Indigenous Personal Banking Program, including 12 months free banking with a Performance Plan Chequing Account for new customers, preferred rates on a wide range of mortgage options and a BMO CashBack Mastercard with no annual fee.

U.S. P&C

Reported net income was $263 million, compared with $368 million in the prior year, and adjusted net income was $273 million, compared with $379 million. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income was US$192 million, compared with US$278 million in the prior year, and adjusted net income was US$199 million, compared with US$286 million, primarily due to higher provisions for credit losses, partially offset by lower expenses.

During the quarter, we were among eight select U.S. banks chosen to offer mobile-first chequing accounts managed via Google Pay, launching in 2021. This collaboration is an acknowledgement of our proven ability to deliver innovative and customer-centric digital financial services.

BMO Wealth Management

Reported net income was $341 million, an increase of $91 million or 37% from the prior year, and adjusted net income was $349 million, an increase of $91 million or 35%. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional Wealth reported net income was $271 million, an increase of $45 million or 20%, and adjusted net income was $279 million, an increase of $45 million or 19%, primarily driven by lower expenses and higher revenue, partially offset by higher provisions for credit losses. Insurance net income was $70 million, an increase of $46 million, primarily due to higher revenue.

BMO Private Banking was named Best Private Bank in Canada by World Finance magazine for the tenth consecutive year, a recognition of our client-centric approach and ability to understand and adapt to evolving trends.

BMO Capital Markets

Reported net income was $426 million, an increase of $112 million or 36% from the prior year, and adjusted net income was $435 million, an increase of $116 million or 36%. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Strong revenue performance was partially offset by higher provisions for credit losses and higher expenses.

We continue to provide innovative solutions for our clients during the pandemic. In the current quarter, we acted as joint bookrunner on a $625 million senior secured notes offering to support a leveraged buyout of Radio Systems Corporation by a fund managed by Clayton, Dubilier & Rice (CD&R), joint lead arranger and joint bookrunner on the concurrent syndication of a $100 million asset-based lending revolver, and as financial advisor to CD&R on the transaction.

BMO Financial Group Third Quarter 2020 Earnings Release 1

Corporate Services

Reported and adjusted net loss were $118 million, compared with a reported and adjusted net loss of $25 million in the prior year. Results decreased, primarily due to lower treasury-related revenue and higher expenses driven by the impact of a gain on the sale of an office building in the prior year.

Adjusted results in this Third Quarter Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.6% as at July 31, 2020. The CET1 Ratio increased from 11.0% at the end of the second quarter driven by retained earnings growth, lower source currency risk-weighted assets, primarily from a decline in commercial lending and a reduction in the credit valuation adjustments charge, the adjustment for transitional arrangements for expected credit loss provisioning, and other net positive impacts.

Provision for Credit Losses

Total provision for credit losses was $1,054 million, an increase of $748 million from the prior year, with the year-over-year change due to the impact of COVID-19. The total provision for credit losses ratio was 89 basis points, compared with 28 basis points in the prior year. The provision for credit losses on impaired loans was $446 million, an increase of $203 million from the prior year, due to higher provisions in all businesses. The provision for credit losses on impaired loans ratio was 38 basis points, compared with 22 basis points in the prior year. There was a $608 million provision for credit losses on performing loans in the current quarter, compared with a $63 million provision for credit losses on performing loans in the prior year. The $608 million provision for credit losses on performing loans in the current quarter, reflects the impact of the extraordinary and highly uncertain environment on credit conditions, the economy and scenario weights. Please refer to the Accounting Policies and Critical Accounting Estimates section and Note 3 in our unaudited interim consolidated financial statements for further information on the allowance for credit losses as at July 31, 2020.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group Third Quarter 2020 Earnings Release 2

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items, as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures. Please refer to the Foreign Exchange section on page 8 of our Third Quarter 2020 Report to Shareholders for a discussion of the effects of changes in exchange rates on our results. Pre-provision pre-tax earnings (PPPT) is a non-GAAP measure, and is calculated as the difference between revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and non-interest expense. Management assesses performance on a reported basis and on an adjusted basis, and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q3-2020	Q2-2020	Q3-2019	YTD-2020	YTD-2019

Reported Results
Revenue	7,189	5,264	6,666	19,200	19,396
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(1,189)	197	(887)	(1,708)	(2,374)
Revenue, net of CCPB	6,000	5,461	5,779	17,492	17,022
Total provision for credit losses	(1,054)	(1,118)	(306)	(2,521)	(619)
Non-interest expense	(3,444)	(3,516)	(3,491)	(10,629)	(10,643)
Income before income taxes	1,502	827	1,982	4,342	5,760
Provision for income taxes	(270)	(138)	(425)	(829)	(1,196)
Net income	1,232	689	1,557	3,513	4,564
EPS ($)	1.81	1.00	2.34	5.18	6.88

Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(5)	(3)	(3)	(11)	(11)
Amortization of acquisition-related intangible assets (3)	(32)	(30)	(29)	(91)	(90)
Adjusting items included in reported pre-tax income	(37)	(33)	(32)	(102)	(101)

Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(4)	(2)	(2)	(8)	(8)
Amortization of acquisition-related intangible assets (3)	(23)	(24)	(23)	(70)	(70)
Adjusting items included in reported net income after tax	(27)	(26)	(25)	(78)	(78)
Impact on EPS ($)	(0.04)	(0.04)	(0.04)	(0.12)	(0.12)

Adjusted Results
Revenue	7,189	5,264	6,666	19,200	19,396
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(1,189)	197	(887)	(1,708)	(2,374)
Revenue, net of CCPB	6,000	5,461	5,779	17,492	17,022
Total provision for credit losses	(1,054)	(1,118)	(306)	(2,521)	(619)
Non-interest expense	(3,407)	(3,483)	(3,459)	(10,527)	(10,542)
Income before income taxes	1,539	860	2,014	4,444	5,861
Provision for income taxes	(280)	(145)	(432)	(853)	(1,219)
Net income	1,259	715	1,582	3,591	4,642
EPS ($)	1.85	1.04	2.38	5.30	7.00

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)	KGS–Alpha and Clearpool acquisition integration costs are reported in BMO Capital Markets. Acquisition integration costs are recorded in non-interest expense.
(3)

These amounts were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 19, 20, 22, 24 and 26 of our Third Quarter 2020 Report to Shareholders.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group Third Quarter 2020 Earnings Release 3

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2020 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, our response to the COVID-19 pandemic and its expected impact on our business, operations, earnings, results and financial performance and condition, including our regulatory capital and liquidity ratios and credit ratings, as well as its impact on our customers, competitors, reputation and trading exposures, and the potential for loss from higher credit, counterparty and mark-to-market losses, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could.”

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; the severity, duration and spread of the COVID-19 pandemic, its impact on local, national or international economies and its heightening of certain risks that may affect our future results; the possible impact on our business and operations of outbreaks of disease or illness that affect local, national or international economies; the Canadian housing market and consumer leverage; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, business, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section that begins on page 68 of BMO’s 2019 Annual Report, and the Risk Management section on page 35 of our Third Quarter 2020 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law.

The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section on page 18 of BMO’s 2019 Annual Report and updated in the Economic Review and Outlook section of our Third Quarter 2020 Report to Shareholders, as well as in the Allowance for Credit Losses section of our Third Quarter 2020 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy. Please refer to the Economic Review and Outlook and the Allowance for Credit Losses sections in our Third Quarter 2020 Report to Shareholders.

BMO Financial Group Third Quarter 2020 Earnings Release 4

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2019 annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 25, 2020, at 7.15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 6163481#. A replay of the conference call can be accessed until Wednesday, September 23, 2020, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 8932373#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Jill Homenuk, Head, Investor, Media & Government Relations, jill.homenuk@bmo.com, 416-867-4770

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan

(the Plan)

Average market price as defined under the Plan

May 2020: $65.23

June 2020: $73.17

July 2020: $74.47

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2019 Annual MD&A, audited annual consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2019 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2021 The next Annual Meeting of Shareholders will be held on Wednesday, April 7, 2021, in Toronto, Ontario.

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BMO Financial Group Third Quarter 2020 Earnings Release 5